April 28, 2016

VIA EDGAR

Mr. Andrew Mew
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Dear Mr. Mew:

This letter is submitted on behalf of Forward Air Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated April 11, 2016 to Rodney L. Bell, Chief Financial Officer of the Company. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the letter. For your convenience, your comments have been reproduced in bold below, together with the responses. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Company’s filings.

Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion of Financial Condition and Results of Operations
Discussion of Critical Accounting Policies
Valuation of Goodwill, page 44

1.
We note from page 45 that due to TQI performance falling short of projections, you performed additional fair value estimates related to goodwill as of December 31, 2015 and no impairment was recorded. Please tell us whether you were at risk of failing step one of the impairment test at December 31, 2015. If so, please consider disclosing the percentage by which fair value exceeded carrying value as of the most recent test.

Response:
The Company acknowledges the Staff’s comment and our omission of additional sensitivity information around our goodwill impairment assessments. As noted on page 45 of our Form 10-K for the fiscal year ended December 31, 2015, TQI performance had fallen short of projections and we believed there were indicators and a risk of impairment at December 31, 2015. Therefore, we updated our fair value estimates as of December 31, 2015. Upon completion of our fair value estimates as of December 31, 2015, the estimated fair value was approximately 12% above carrying value. Further, we performed additional sensitivity testing by further reducing projected cash flows by 10% and our fair value estimates still exceeded the carrying value of TQI at December 31, 2015. As a result of this analysis, we concluded that we were not at risk of failing step one of the impairment test at December 31, 2015.
We understand the sensitivity of these calculations and the need for disclosure of the information requested by the SEC. We will include these sensitivity disclosures in our Form 10-K for the fiscal year ending 2016. In addition, in our Form 10-Q for the quarterly period ended March 31, 2016 we have updated our Critical Accounting Policies discussion for Goodwill to provide the information noted above. Further, we will update and disclose this requested information in our Form 10-Q for the quarterly period ending June 30, 2016, as this will be the period in which we perform our scheduled annual impairment analysis.

Financial Statements
Notes to Consolidated Financial Statements
4. Shareholders' Equity, Stock Options and Net Income per Share, page F-20

2.
We refer to your disclosure of unrecognized compensation expense associated with share-based compensation on pages F-22, F-23, and F-25. Please revise to state the period over which such compensation expense will be recognized in accordance with ASC 718-10-50-2i.

Response:
The Company acknowledges the Staff’s comment and our omission of the weighted average period over which unrecognized compensation cost will be recognized. We will include this specific disclosure in our quarterly and annual filings on Form 10-Q and Form 10-K, respectively, beginning with our Form 10-Q for the quarterly period ending March 31, 2016.
We note that the type of shared based compensation grants, timing of grants and the amount of grants were consistent from fiscal 2013 through fiscal 2015. Please see the following table which illustrates the consistency of the weighted average period over which unrecognized expense will be recognized.

Weighted average period (years) over which unrecognized expense will be recognized at December 31,
	2015	2014	2013

Options	1.8	1.8	1.8
Non-vested shares	1.8	1.8	1.7
Performance shares	1.8	1.7	1.7

Non-employee directors - non-vested shares	0.5	0.4	0.4

Further, the types of grant, timing of grants and the amounts are all disclosed within Note 4 of the financial statements for the year ended December 31, 2015. In addition, we disclose all share based compensation activity, including grants, exercises, vesting and forfeitures, on a quarterly basis within our Form 10-Q’s. Because of the consistency of our grant types, timing of grants, amount of grants and our robust quarterly disclosures for shared based compensation, we believed the period over which such compensation expense would be recognized could be determined by investors.

While we believe that our previous disclosures were adequate for this information to be derived by investors, we recognize the period over which such compensation expense will be recognized should be made more apparent and therefore we will include this disclosure in future filings.
*    *    *    *
In connection with these responses, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (423) 636-7175 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Rodney L. Bell
Rodney Bell
Chief Financial Officer, Senior Vice President and Treasurer

CC:
Mike McLean, Chief Accounting Officer, Vice President and Controller